Exhibit 99.1

Pacific Drilling Announces Second-Quarter 2019 Results

▪	Pacific Santa Ana extended by Total for one well in Mauritania
▪	Delivered revenue efficiency of 97.4% during the second quarter

LUXEMBOURG, August  12, 2019—Pacific Drilling S.A. (NYSE: PACD) (“Pacific Drilling” or the “Company”) today reported results for the second quarter of 2019. Net loss for second-quarter 2019 was $73.6 million or $0.98 per diluted share, compared to net loss of $84.0 million or $1.12 per diluted share in first-quarter 2019. EBITDA(a) for second-quarter 2019 was $14.0 million, compared to $1.9 million in first-quarter 2019.

“During the second quarter, we maintained our focus on putting rigs to work while delivering improved revenue and EBITDA compared to first-quarter. We added backlog for our fleet as an option was exercised for Pacific Santa Ana. The ramp-up of Pacific Khamsin, in preparation for its contract with Equinor, remains on schedule for start of operations in November,” said CEO Bernie Wolford.

“The market for deepwater drilling continues to show signs of gradual strengthening as both the pace and number of new fixtures improved during the second quarter. We also saw customers moving beyond the spot market to consider more substantial drilling campaigns, including tenders for programs with one or more year terms. In particular, the Gulf of Mexico is showing signs of improving demand, especially in Mexico, as operators are approaching their lease commitment-well deadlines.”

Second-Quarter 2019 Operational and Financial Commentary

Second-quarter 2019 contract drilling revenue was $76.4 million, which included $3.8 million in reimbursable revenue. This compared to first-quarter 2019 contract drilling revenue of $65.9 million, which included $3.4 million in reimbursable revenue. The increase in revenue resulted primarily from the Pacific Santa Ana commencing operations with Total in Senegal.

Operating expenses were $52.3 million for both second-quarter 2019 and first-quarter 2019.

General and administrative expenses for the second-quarter of 2019 were $10.0 million, as compared to $11.2 million for the first-quarter of 2019. The decrease in general and administrative expenses was primarily due to the impact of cost control and process optimization initiatives implemented during the first quarter of 2019.

Adjusted EBITDA(a) for second-quarter 2019 was $15.6 million, compared to $4.3 million in first-quarter 2019.

Capital expenditures for the second-quarter of 2019 were $3.8 million compared to $17.6 million in the first-quarter of 2019.

Footnotes

(a)

EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to net loss, please refer to the schedule included in this release. Management uses this operational metric to track company results and believes that this measure provides additional information that highlights the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.

2019 Guidance

A schedule of Pacific Drilling’s updated 2019 guidance as of August 12, 2019 is available in the “Quarterly and Annual Results” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.

Conference Call

Pacific Drilling will conduct a conference call at 10 a.m. Central time on Tuesday, August 13, 2019 to discuss second-quarter 2019 results. To access the conference call, participants should contact the Conference Call Operator at +1 800-353-6461 within North America or +1 334-323-0501 outside of North America approximately 10 minutes prior to the scheduled start time and provide confirmation code #8853719. A replay of the call also will be available on the company’s website or by dialing +1 888-203-1112 within North America or +1 719-457-0820 outside of North America and providing confirmation code #8853719.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, deepwater drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. Pacific Drilling has principal offices in Luxembourg and Houston. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by their use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,”  “plan,” “potential,” “predict,” “project,” “projected,” “should,” “will,” “would”, or other similar words which are not generally historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; future contract dayrates; our business strategies and plans or objectives of management; estimated duration of client contracts; backlog;

expected capital expenditures; projected costs and savings; and the potential impact of our completed Chapter 11 proceedings on our future operations and ability to finance our business.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; costs related to stacking of rigs; downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance, relocations, severe weather or hurricanes; our small fleet and reliance on a limited number of clients; our ability to execute our business plans; the effects of our completed Chapter 11 proceedings on our future operations; and the other risk factors described in our 2018 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2019 and our Reports on Form 6-K.  These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Investor Contact:	James Harris
Pacific Drilling S.A.
+713 334 6662
Investor@pacificdrilling.com

Media Contact:	Amy Roddy
Pacific Drilling S.A.
+713 334 6662
Media@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Successor		Predecessor	Successor	Predecessor
	Three Months	Three Months	Three Months	Six Months	Six Months
	Ended June 30,	Ended March 31,	Ended June 30,	Ended June 30,	Ended June 30,
	2019	2019	2018	2019	2018
Revenues
Contract drilling	$76,415	$65,916	$66,564	$142,331	$148,633
Costs and expenses
Operating expenses	(52,254)	(52,296)	(55,968)	(104,550)	(120,322)
General and administrative expenses	(10,010)	(11,246)	(12,881)	(21,256)	(30,085)
Depreciation and amortization expense	(59,330)	(58,899)	(70,070)	(118,229)	(139,990)
	(121,594)	(122,441)	(138,919)	(244,035)	(290,397)
Operating loss	(45,179)	(56,525)	(72,355)	(101,704)	(141,764)
Other income (expense)
Interest expense	(24,406)	(24,039)	(17,211)	(48,445)	(32,140)
Reorganization items	(878)	(1,003)	(13,477)	(1,881)	(25,509)
Interest income	1,665	1,972	912	3,637	1,700
Equity earnings in unconsolidated subsidiaries	(263)	(1,052)	—	(1,315)	—
Expenses to unconsolidated subsidiaries, net	(437)	(272)	—	(709)	—
Other expense	(220)	(91)	(1,135)	(311)	(1,330)
Loss before income taxes	(69,718)	(81,010)	(103,266)	(150,728)	(199,043)
Income tax expense	(3,868)	(2,969)	(478)	(6,837)	(752)
Net loss	$(73,586)	$(83,979)	$(103,744)	$(157,565)	$(199,795)
Loss per common share, basic	$(0.98)	$(1.12)	$(4.86)	$(2.10)	$(9.36)
Weighted average shares outstanding, basic	75,001	75,031	21,366	75,016	21,352
Loss per common share, diluted	$(0.98)	$(1.12)	$(4.86)	$(2.10)	$(9.36)
Weighted average shares outstanding, diluted	75,001	75,031	21,366	75,016	21,352

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands) (unaudited)

	June 30,	March 31,	December 31,
	2019	2019	2018
Assets:
Cash and cash equivalents	$305,488	$337,173	$367,577
Restricted cash	8,500	16,965	21,498
Accounts receivable, net	65,403	46,895	40,549
Other receivable	28,000	28,000	28,000
Materials and supplies	42,441	40,598	40,429
Prepaid expenses and other current assets	14,916	16,390	9,149
Total current assets	464,748	486,021	507,202
Property and equipment, net	1,878,848	1,901,540	1,915,172
Receivable from unconsolidated subsidiaries	204,790	204,790	204,790
Intangible asset	20,640	53,025	85,053
Investment in unconsolidated subsidiaries	11,234	11,264	11,876
Other assets	30,014	29,630	24,120
Total assets	$2,610,274	$2,686,270	$2,748,213

Liabilities and shareholders’ equity:
Accounts payable	$17,835	$13,072	$14,941
Accrued expenses	18,327	17,716	25,744
Accrued interest	15,703	32,279	16,576
Deferred revenue, current	1,298	1,443	—
Total current liabilities	53,163	64,510	57,261
Long-term debt	1,056,037	1,047,431	1,039,335
Payable to unconsolidated subsidiaries	3,741	4,381	4,400
Other long-term liabilities	33,528	34,228	28,259
Total liabilities	1,146,469	1,150,550	1,129,255
Shareholders’ equity:
Common shares	750	750	750
Additional paid-in capital	1,648,756	1,646,557	1,645,692
Treasury shares, at cost	(652)	(124)	—
Accumulated deficit	(185,049)	(111,463)	(27,484)
Total shareholders’ equity	1,463,805	1,535,720	1,618,958
Total liabilities and shareholders’ equity	$2,610,274	$2,686,270	$2,748,213

PACIFIC DRILLING S. A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Successor	Predecessor
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2019	2018

Cash flow from operating activities:
Net loss	$(157,565)	$(199,795)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	118,229	139,990
Amortization of deferred revenue	(1,146)	(12,003)
Amortization of deferred costs	586	9,261
Amortization of debt premium, net	(221)	—
Interest paid-in-kind	16,923	—
Deferred income taxes	4,760	(2,408)
Share-based compensation expense	3,064	1,171
Reorganization items	—	6,877
Changes in operating assets and liabilities:
Accounts receivable	(24,854)	3,316
Materials and supplies	(2,012)	1,955
Prepaid expenses and other assets	(15,229)	3,871
Accounts payable and accrued expenses	3,155	(19,039)
Deferred revenue	2,444	(481)
Net cash used in operating activities	(51,866)	(67,285)
Cash flow from investing activities:
Capital expenditures	(21,454)	(10,788)
Net cash used in investing activities	(21,454)	(10,788)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	—	(4)
Payments for financing costs	(1,115)	—
Purchases of treasury shares	(652)	—
Net cash used in financing activities	(1,767)	(4)
Net decrease in cash and cash equivalents	(75,087)	(78,077)
Cash, cash equivalents and restricted cash, beginning of period	389,075	317,448
Cash, cash equivalents and restricted cash, end of period	$313,988	$239,371

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation, amortization,  equity earnings in unconsolidated subsidiaries, expenses to unconsolidated subsidiaries, net and reorganization items. EBITDA and Adjusted EBITDA do not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with U.S. generally accepted accounting principles (“GAAP”) and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included herein because they are used by management to measure the Company’s operations. Management believes that EBITDA and Adjusted EBITDA present useful information to investors regarding the Company’s operating performance.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Loss to Non-GAAP EBITDA and Adjusted EBITDA

(in thousands) (unaudited)

	Successor		Predecessor	Successor	Predecessor
	Three Months	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended	Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2019	2018	2019	2018

Net loss	$(73,586)	$(83,979)	$(103,744)	$(157,565)	$(199,795)
Add:
Interest expense	24,406	24,039	17,211	48,445	32,140
Depreciation and amortization expense	59,330	58,899	70,070	118,229	139,990
Income tax expense	3,868	2,969	478	6,837	752
EBITDA	$14,018	$1,928	$(15,985)	$15,946	$(26,913)

Add:
Equity earnings in unconsolidated subsidiaries	263	1,052	—	1,315	—
Expenses to unconsolidated subsidiaries, net	437	272	—	709	—
Reorganization items	878	1,003	13,477	1,881	25,509
Adjusted EBITDA	$15,596	$4,255	$(2,508)	$19,851	$(1,404)